

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2015

Mr. Scott Beck
Chief Executive Officer
Woodland Holdings Corporation
13101 Preston Road, Suite 510
Dallas, TX 75240

> **Re:** **Woodland Holdings Corporation**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed April 10, 2015**
> **File No. 000-55401**

Dear Mr. Beck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   This filing will become effective automatically 60 days after the date you initially filed it. Because the filing was made voluntarily, you should consider withdrawing it before the effective date if financial statements are not current or staff comments remain outstanding. If you conclude that you should withdraw your filing, you must file your request for withdrawal before the automatic effectiveness date.

2.   It does not appear that you meet the condition described in section 4.B.4 of Staff Legal Bulletin No. 4 (September 16, 1997) requiring that there be a valid business purpose to the spin-off. In this regard, we note that the spin-off will include all operations and assets of CornerWorld Corporation, leaving it with no or minimal operations or assets immediately following the spin-off. The creation of a public market in a company that has no or minimal operations or assets is not considered a valid business purpose for a spin-off. Please tell us how you intend to comply with Section 5 of the Securities Act with regard to the sale of securities that you are proposing to spin off. Alternatively, provide us with a detailed

analysis explaining how you believe there is a valid business purpose for the spin-off; include references to all authority upon which you rely.

Item 1. Business

Overview and Plan of Operations, page 2

3.   CornerWorld Corporation discloses in exhibit 21.1 of its Form 10-K filed on March 31, 2015 that Woodland Holdings Corporation has two subsidiaries, T2 Communications, LLC, and Phone Services and More, LLC DBA Visitatel, LLC. In the second paragraph on page 4 of your Form 10, you indicate that you conduct business through your main operating subsidiaries CornerWorld, Inc. and Enversa Companies LLC. Because these companies were not previously direct subsidiaries of Woodland Holdings Corp., please explain to us all past or planned transactions preceding the spin-off that result in Woodland Holdings Corp. becoming the parent of CornerWorld, Inc. and Enversa Companies LLC. Your response should also explain how the other entities in exhibit 21.1 of this Form 10 became your subsidiaries. Finally, enhance your disclosure on page 2 of your filing to include the material features of these transactions.

Business Segments, page 2

4.   Please expand your disclosure in the "Overview and Plan of Operation" to provide a more thorough description of your business. For example, we note that you do not:
   - explain how Enversa generates revenues by identifying "qualified leads for advertisers;"
   - explain how Woodlands Holdings generates revenues by providing "telephony and internet services," which appear to include phone lines, internet connections, long distance and toll-free services;
   - clarify how you offer these services despite no balance sheet account for property, plant, and equipment;
   - discuss your "leading edge" technology;
   - describe your "proprietary technology" used by Enversa and the FCC 214 license held by Phone Services and More that is a "key asset" to your business and how you protect your intellectual property;
   - provide a discussion of the competitive conditions, methods of competition, and your competitive position in the industry; or
   - discuss research and development activities, including the TinyDial mobile telecommunications application.

   Refer to Item 101(h)(4) of Regulation S-K.

Regulatory Matters, page 2

5.   Please expand your disclosure to identify the material laws with which you must comply
        and the pertinent licenses and permits.

Item 2. Financial Information and Management's discussion and Analysis of Financial
Condition and Results of Operations

Spin-Off, page 4

6.   Please substantially expand your disclosure in this section to explain the reasons for the
        spin-off. Your disclosure should:
        •   explain the current status of the negotiations between CornerWorld and Neogenix
            LLC, including the entry into any agreements;
        •   specify the differences between your operations and corporate needs and those of
            Neogenix that resulted in the decision to conduct the spin-off;
        •   explain why the "spin-off [of] all the operations of the company" is a more efficient
            way to effectuate the merger; discuss other alternatives considered and why those
            were not pursued; and
        •   clarify why Neogenix intends to acquire CornerWorld without any of its operations.

7.   Please disclose the anticipated timing of the spin-off. We note your disclosure at the
        bottom of page F-20.

8.   Please explain in materially-complete detail the anticipated mechanics of the spin-off. In
        this regard, address more specifically how the spin-off will be conducted, for example, by
        distribution via dividend of x number of shares of your common stock for every one
        share of CornerWorld Corp. common stock held as of a certain date, or otherwise.
        Address whether fractional shares, if any, of your common stock will be issued. In
        addition, explain how warrants and options for CornerWorld Corp. common stock will be
        treated in connection with the spin-off.

9.   Please clarify the second reference to "Company" in the last sentence of the first
        paragraph. It appears from the context of your disclosure that you are referring to
        CornerWorld Corp.

Comparison of the Year Ended December 31, 2014 to the Year Ended December 31, 2013, page
6

10.   Please expand your discussion of results of operations to discuss the material changes in
        each line item. Specifically, we note Cost of goods sold, Selling, general and
        administrative expenses, and Other income (expense), net.

Marketing Services, page 7

11.   You disclose in the first paragraph that revenues decreased from fiscal 2013 to fiscal 2014 as a result of ongoing challenges and customer churn in your search engine optimization and website leasing businesses. Please expand to specify and discuss the "significant ongoing challenges," addressing the "industry forces" you refer to on page 8. Also, tell us what consideration you gave to quantifying the "customer churn" and explaining why it has been "substantially eliminated," as stated on page 8.

Telecommunications Services, page 7

12.   Please file a copy of the new contract signed by one of your Competitive Local Exchange Carriers. We note your disclosure that this agreement was responsible for a significant increase in your revenues. Refer to Item 601(b)(10) of Regulation S-K.

Liquidity and Capital Resources, page 8

13.   Provide a discussion of cash flows from operating activities. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.

Item 3. Properties, page 9

14.   Please file a copy of all agreements related to your Dallas, Texas lease, or advise.

Item 5. Directors and Officers, page 10

15.   Please address in your filing whether it is anticipated that your directors and officers will continue to be directors and officers of CornerWorld Corporation following the spin-off.

Item 6. Executive Compensation

Executive Employment Agreements, page 13

16.   Please file a copy of the current version of the employment agreement with Mr. Beck that you describe on page 13 as being initially entered into on July 28, 2011 and modified thereafter. We note that the agreement incorporated by reference as exhibit 10.1 to your Form 10 was filed July 27, 2010.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 14

17.   Please file a copy of all agreements related to the Senior Note entered into on March 30, 2011 and the services described in the third paragraph on page 15.

Consolidated Statements of Cash Flows, page F-6

18.   Please tell us why you show a cash impact of $929,017 for the eight-month period ended December 31, 2013 related to the settlement of warrants. In this regard, we note your warrant table on page F-13 appears to only show warrants cancelled or expired during this eight month period. We also note your statement of stockholders' equity table on page F-5 does not show any impact of warrants during the eight-month period ended December 31, 2013.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation

Operations, page F-7

19.   We note your disclosure that T2 is a Competitive Local Exchange Carrier (CLEC). We further note your disclosure on page 2 that its offerings include phone lines, internet connections, long distance and toll-free services. Please expand your disclosures to explain how these offerings are provided to your customers. That is, clarify if you own or lease network equipment. In addition, provide us and disclose in your revenue recognition policy your considerations of recognizing revenue on a gross versus net basis. Refer to FASB ASC 605-45-45.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

20.   We note your disclosure that leads are recognized as revenue once they are delivered. We further note your disclosure on page 2, that, "Enversa utilizes a pay-for-performance pricing model which is very appealing to clients because it ensures that they are billed solely for campaign performance." Your disclosure indicates that you record a provision for estimated returns and allowances, among other items, at Enversa. Please expand your disclosure to clarify if your customers have a right of acceptance for the leads that you generate for them. In addition, revise your revenue recognition policy on page 5 to be more specific about your revenue recognition, rather than providing a general statement about revenue recognition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor